Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO DEFICIENCY OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$1,908	$253
Amortization of debt issuance costs / warrants	—	—	—	—	—
Amortization of loan commitment asset	647	9,649	—	—	1,588
Interest expense on portion of rent expense representative of interest	2,530	815	679	927	800
Preferred stock dividends	—	—	—	—	—

Total fixed charges	$3,177	$10,464	$679	$2,835	$2,641

Earnings (loss):
Net income (loss) before provision for income taxes, minority interest and cumulative effect of change in accounting principle	$(128,041)	$(17,233)	$(126,780)	$(53,964)	$(40,042)
Fixed charges per above	3,177	10,464	679	2,835	2,641

Total earnings (loss)	$(124,864)	$(6,769)	$(126,101)	$(51,129)	$(37,401)
Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(128,041)	$(17,233)	$(126,780)	$(53,964)	$(40,042)